Mail Stop 3561

February 2, 2007

Mr. Yingsheng Li
President
China Marketing Media Holdings, Inc.
RMA 901
KunTai International Mansion
No. 12 Chaowai Street
Beijing, 100020, China

> **Re:** **China Marketing Media Holdings, Inc.**
> **Amendment No. 1 to Form 10-SB**
> **Filed January 3, 2007**
> **File No. 0-51806**

Dear Mr. Li:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to prior comment 1, which indicates that you "plan to file all reports that are required to be filed through the date hereof." We note that you are in receipt of a letter from this Division's Office of Enforcement Liaison advising you of your delinquency. Please ensure that you comply with your reporting obligations and file, at a minimum, the Form 10-K for the period ended December 31, 2006 and the Forms 10-Q for the interim periods that preceded your fiscal year end. Please also revise your Form 10 to advise readers of the potential liability for failure to file these reports.

Item 1. Description Of Business, page 1.

Our Background, page 1

2. Please delete the parenthetical definitions in the first sentence as the terms are clear from context.

Our Business, page 3

3. Please elaborate upon your discussion here to explain your relationship with CMO. Is "CMO" a governmental entity? Under what laws has it been formed? Who controls it? We note your disclosure indicating that you entered into the Operation and Management Right Agreement and the Entrust Agreement instead of acquiring CMO outright as a result of restrictions under Chinese law that prohibit foreign investment in the industry in which you operate. If you do not own any interest in CMO, how do you exercise control over it, if at all? If your control over CMO is limited to that of the terms of the Entrust Agreement and the Operation and Management Right Agreement, disclose this and elaborate upon the terms of these Agreements so that it is clear exactly what your rights and limitations are under these Agreements. Provide appropriate risk factor disclosure, as applicable, as it relates to your ability to publish the publications and, therefore, generate revenues on the publications that CMO owns.

Competition, page 10

4. You indicate here that you believe that your magazines "currently have a higher annual circulation than these competitors" and that your magazines "have better brand recognition than [y]our local competitors." Please revise to provide additional bases for your belief.

Item 2. Management's Discussion and Analysis or Plan of Operation, page 13

5. You disclose your revenues in terms of a period that covers 2 fiscal years. Please revise to provide this information so that it covers the period January 1, 2005 to December 31, 2005 and, separately, January 1, 2004 to December 31, 2004 so that it is clear how much you generated in revenues on an annual, as opposed to aggregate, basis.

Industry Wide Factors that are Relevant to our Business, page 13

6. We note that you provide data from ZenithOptimedia's April 2006 Advertising Expenditure Forecasts. Please provide us with a copy of the source of this information.

Results of Operations, page 14

Nine Month and Three Month Periods Ended September 30, 2005 and 2006, page 14

Revenue, page 14

7. Where you identify intermediate causes of changes in your operating results,

please describe the reasons underlying such causes. For example, stating that the overall increase in your revenues is due to increase advertising revenues only identifies the intermediate cause of the change. Please indicate the specific reason(s) for the volume increase. Additionally, please quantify the extent to which price versus volume changes contributed to the overall change in revenues.

Fiscal Year Ended December 31, 2005 and 2003, page 17

Cost of Sales, page 18

8. We note that you appear to record the cost of returned magazines within cost of sales. Please tell us whether you record the estimated cost of returned magazines at the date you delivered the magazines to your vendors or whether you record the actual cost at the date that your vendors return the magazines to you. Please also tell us the basis in U.S. GAAP for your methodology and include a discussion within the context of SFAS No. 48. In any event, please include a description of your methodology for allowances for sales returns in the critical accounting policies section of management's discussion and analysis or plan of operation and in the summary of significant accounting policies in the notes to consolidated financial statements, as applicable.

Liquidity and Capital Resources, page 18

9. Please qualify your statement that begins "Our current cash on hand and continuing revenue from operations is sufficient to maintain operations at their current levels for at least the next twelve months". We would expect that such a statement would be preceded by a statement that it is your belief or expectation.

Risk Factors, page 21

10. Please review your risk factor captions to ensure they describe the risks, rather than state facts that give rise to the risks. For example, "*Certain of our stockholders hold a significant percentage of our outstanding voting securities*" does not explain the risk. Please revise as necessary.

Item 7. Certain Relationships And Related Transactions, page 32

11. Please indicate whether the terms of your related party transactions are comparable to terms with unaffiliated third parties.

Item 8. Description of Securities, page 32

Reports to Stockholders, page 33

12. You mention here that that you may, "in your sole discretion, issue unaudited quarterly interim or other interim reports to [y]our stockholders when [you] deem appropriate." Considering you are required to comply with reporting obligations that would mandate these types of disclosures, this statement is unclear. Please revise.

Consolidated Financial Statements for the Nine Months Ended September 30, 2006, page F-1

General

13. We note that all 2005 periods have been labeled as "restated" and your related disclosure in note 2 in this regard. Please revise both your unaudited consolidated financial statements and the consolidated financial statements as of and for the years ended December 31, 2005 and 2004 to disclose in the notes to those financial statements the effect of the correction of the related errors on each financial statement line item and any per-share amounts affected. Refer to paragraph 26 of SFAS 154.

Consolidated Statements of Cash Flows (Unaudited), page F-3

14. We note your presentation of changes in the note receivable as a cash flow from operating activities. Please revise to reclassify cash flows related to this note receivable as a cash flow from investing activities or tell us why you believe your presentation is correct. Refer to paragraph 16(a) of SFAS No. 95. Please also apply this comment to your consolidated statements of cash flows for the years ended December 31, 2005 and December 31, 2004.

Note 6. Related Party Transactions with an Affiliate, page F-10

15. We note your disclosure related to the net amount due to CMO. Please tell us your basis in U.S. GAAP for netting amounts due to and from CMO since each of these amounts appear to represent a separate transaction with unique terms. Please also include a detailed description and relevant accounting treatment for the contract receivable, loan receivable and the long-term debt with CMO. Since the contract receivable appears to be a payment for rights to publish magazines, please tell us the amounts, if any, you allocated to the fair value of the license, customer lists, copyrighted material, trademarks or any other applicable intangible asset category. In addition, please tell us the payment terms of the long term debt, including related interest expense and timing of repayment. Please be detailed in

your response.

16. Please explain to us why you have not recorded any minority interest in your statements of operations or balance sheets for CMO's 38.19% ownership interest in Shenzen Media.

Consolidated Financial Statements, page F-16

Consolidated Statements of Changes in Stockholders' Equity, page F-21

17. We note your presentation of an increase in subsidiary registered capital during the year ended December 31, 2005. Please include a description of this transaction in your notes to the consolidated financial statements.

Notes to Consolidated Financial Statements, page F-23

Note 10. Income Taxes Expense, page F-31

18. Please revise to include the disclosures required by paragraphs 43-48 of SFAS No. 109 or tell us why you believe such disclosures are not necessary.

***

You may contact Scott Ruggiero, Staff Accountant, at (202) 551-3331 or Will Choi, Accounting Branch Chief, at (202) 551-3716 if you have questions regarding comments on the financial statements and related matters. Please contact Anita Karu, Attorney-Advisor, at 202-551-3240, or me at 202-551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Louis A. Bevilacqua, Esq.
        Fax: (202) 654-1804